UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 3,000,000,000 4.750 per cent. Notes due November 14, 2033

Filed pursuant to Rule 3 of Regulation BW

Dated: November 13, 2023

The following information regarding the U.S. Dollar 3,000,000,000 4.750 per cent. Notes due November 14, 2033 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated September 24, 2021) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated October 2, 2023) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 3,000,000,000 4.750 per cent. Notes due November 14, 2033.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 4.750 per cent. per annum, payable semi-annually in arrear on each May 14 and November 14, commencing May 14, 2024, and ending on November 14, 2033.

(c) Maturing November 14, 2033. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 21 of the Prospectus).

(f) Not Applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 6-11.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

As of November 9, 2023, the Bank entered into a Terms Agreement with Barclays Bank PLC, BMO Capital Markets Corp., BNP Paribas, CastleOak Securities, L.P., CIBC World

Markets Corp., Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities plc, Merrill Lynch International, Morgan Stanley & Co. International plc, National Bank of Canada Financial Inc., Nomura International plc, RBC Capital Markets, LLC, The Bank of Nova Scotia, London Branch, The Toronto-Dominion Bank and Wells Fargo Securities, LLC (collectively, the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 3,000,000,000 at 99.701% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about November 14, 2023.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of September 24, 2021) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 99.701%	0.175%	99.526%
Total: USD 2,991,030,000	USD 5,250,000	USD 2,985,780,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A. Final Terms dated November 9, 2023.

B. Terms Agreement dated November 9, 2023.

Final Terms dated November 9, 2023

International Bank for Reconstruction and Development

Issue of US$3,000,000,000 4.750 per cent. Notes due November 14, 2033 under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated September 24, 2021. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See Term 28 below.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series number:	101850

	(ii) Tranche number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4.	Aggregate Nominal Amount

	(i) Series:	US$3,000,000,000

	(ii) Tranche:	US$3,000,000,000

5.	(i) Issue Price:	99.701 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	US$2,985,780,000

6.	Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7.	Issue Date:	November 14, 2023

8.	Maturity Date (Condition 6(a)):	November 14, 2033

9.	Interest basis (Condition 5):	4.750 Fixed Rate (further particulars specified below)

10.	Redemption/Payment basis (Condition 6):	Redemption at par

11.	Change of interest or redemption/payment basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Not Applicable

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	Luxembourg Stock Exchange

15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note provisions (Condition 5(a)):	Applicable

	(i) Rate of Interest:	4.750 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Date(s):	May 14 and November 14 of each year, from and including May 14, 2024, to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

	(iii) Interest Period Date(s):	Each Interest Payment Date

	(iv) Business Day Convention:	Not Applicable

	(v) Day Count Fraction (Condition 5(l)):	30/360

	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

18.	Early Redemption Amount (Condition 6©):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	Form of Notes (Condition 1(a)):	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date

20.	New Global Note / New Safekeeping Structure:	No

21.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

22.	Governing law (Condition 14):	New York

23.	Other final terms:	Not Applicable

DISTRIBUTION

24.	(i)	If syndicated, names of Managers and underwriting commitments:	BMO Capital Markets Corp.	US$685,500,000
			J.P. Morgan Securities plc	US$685,500,000

			RBC Capital Markets, LLC	US$685,500,000

			Wells Fargo Securities, LLC	US$685,500,000

			BNP Paribas	US$36,000,000

			CIBC World Markets Corp.	US$140,000,000

			National Bank of Canada Financial Inc.	US$56,000,000

		Barclays Bank PLC	US$2,000,000

		CastleOak Securities, L.P.	US$2,000,000

		Citigroup Global Markets Limited	US$2,000,000

		Crédit Agricole Corporate and Investment Bank	US$2,000,000

		Daiwa Capital Markets Europe Limited	US$2,000,000

		Deutsche Bank AG, London Branch	US$2,000,000

		Goldman Sachs International	US$2,000,000

		HSBC Bank plc	US$2,000,000

		Merrill Lynch International	US$2,000,000

		Morgan Stanley & Co. International plc	US$2,000,000

		Nomura International plc	US$2,000,000

		The Bank of Nova Scotia, London Branch	US$2,000,000

		The Toronto-Dominion Bank	US$2,000,000

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

25.	If non-syndicated, name of Dealer:	Not Applicable

26.	Total commission and concession:	0.175 per cent. of the Aggregate Nominal Amount

27.	Additional selling restrictions:	Not Applicable

28.	UK MiFIR product governance / Retail investors, professional investors and ECPs target market:

Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)), professional clients (as defined in UK MiFIR) and retail clients (as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this Term 28, “manufacturer” means J.P. Morgan Securities plc.

IBRD does not fall under the scope of application of UK MiFIR. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

OPERATIONAL INFORMATION

29.	Legal Entity Identifier of the Issuer:	ZTMSNXROF84AHWJNKQ93

30.	ISIN Code:	US459058KY80

31.	Common code:	271915063

32.	CUSIP:	459058KY8

33.	Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks

34.	Delivery:	Delivery versus payment

35.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on October 2, 2023.

SUPPLEMENTAL PROSPECTUS INFORMATION

The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

The Dealers are represented by Sullivan & Cromwell LLP. From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Henry Coyle
	Name:	Henry Coyle
	Title:	Authorized Officer

Duly authorized

TERMS AGREEMENT NO. 101850 UNDER THE FACILITY

November 9, 2023

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned (the “Dealers”) agree to purchase from you (the “Bank”) the Bank’s US$3,000,000,000 4.750 per cent. Notes due November 14, 2033 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on November 14, 2023 (the “Settlement Date”) at an aggregate purchase price of US$2,985,780,000 (which is 99.526 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated September 24, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the Dealers understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to November 7, 2023, 11:25 a.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the Dealers that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the Dealers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the Dealers to purchase Notes hereunder is further subject to the receipt by the Dealers of the officer’s certificate of the Bank referred to in Section 6.3.1, the validity opinion of Bank counsel referred to in Section 6.3.2, the validity opinion(s) of Dealer counsel referred to in Section 6.3.3, the disclosure letters of Bank counsel and Sullivan & Cromwell LLP referred to in Section 6.3.4, the accountants’ letter referred to in Section 6.3.5, and the certificate of the Secretary of the Bank referred to in Section 6.3.6 of the Standard Provisions.

1

The Bank agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.701 per cent. less a management and underwriting fee of 0.175 per cent. of the aggregate nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount
BMO Capital Markets Corp.	US$	685,500,000
J.P. Morgan Securities plc	US$	685,500,000
RBC Capital Markets, LLC	US$	685,500,000
Wells Fargo Securities, LLC	US$	685,500,000
BNP Paribas	US$	36,000,000
CIBC World Markets Corp.	US$	140,000,000
National Bank of Canada Financial Inc.	US$	56,000,000
Barclays Bank PLC	US$	2,000,000
CastleOak Securities, L.P.	US$	2,000,000
Citigroup Global Markets Limited	US$	2,000,000
Crédit Agricole Corporate and Investment Bank	US$	2,000,000
Daiwa Capital Markets Europe Limited	US$	2,000,000
Deutsche Bank AG, London Branch	US$	2,000,000
Goldman Sachs International	US$	2,000,000
HSBC Bank plc	US$	2,000,000
Merrill Lynch International	US$	2,000,000
Morgan Stanley & Co. International plc	US$	2,000,000
Nomura International plc	US$	2,000,000
The Bank of Nova Scotia, London Branch	US$	2,000,000
The Toronto-Dominion Bank	US$	2,000,000
Total:	US$	3,000,000,000

2

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/DSP; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3

The Bank hereby appoints each of the Dealers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Dealers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Dealers acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing each of the Dealers as a Dealer solely with respect to this issue of Notes, each of the Dealers hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Joint Lead Managers hereby jointly and equally agree to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes;

(c)

the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealers (excluding certain fees with respect to the delivery of the validity opinion and the disclosure letter, which fees shall be paid by the Bank).

6

Each of the Dealers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the Dealers which have arisen prior to such termination.

For purposes hereof, the notice details of the Dealers are as follows:

c/o RBC Capital Markets, LLC

200 Vesey Street, 8th Floor

New York, NY 10281

Attention: DCM Transaction Management / Scott Primrose

Telephone: +1-212-618-7706

Email: TMGUS@rbccm.com

7

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the nominal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

8

The Dealers and the Bank acknowledge that the Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

9

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of UK manufacturers under the UK MiFIR Product Governance Rules:

J.P. Morgan Securities plc (a “UK Manufacturer”) acknowledges that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms in connection with the Notes; and

(a)

each of the other Dealers notes the application of the UK MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the UK Manufacturer and the related information set out in the Final Terms and any other announcements in connection with the Notes.

For the purposes of this provision, the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

10

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement, or applicable law or international law.

11	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

12	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean M. Hayes
Name: Sean M. Hayes
Title: Managing Director

J.P. MORGAN SECURITIES PLC

By:	/s/ Sara Lovedee
Name: Sara Lovedee
Title: Executive Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott G. Primrose
Name: Scott G. Primrose
Title: Authorised Signatory

WELLS FARGO SECURITIES, LLC

By:	/s/ Barbara Garafalo
Name: Barbara Garafalo
Title: Director

(together, the “Joint Lead Managers”)

BNP PARIBAS

By:	/s/ Anne Besson-Imbert
Name: Anne Besson-Imbert
Title: Authorised Signatory

By:	/s/ Katie Ahearn
Name: Katie Ahearn
Title: Authorised Signatory

CIBC WORLD MARKETS CORP.

By:	/s/ Christina Cho
Name: Christina Cho
Title: Managing Director

NATIONAL BANK OF CANADA FINANCIAL INC.

By:	/s/ Scott Graham
Name: Scott Graham
Title: Managing Director

By:
Name:
Title:

BARCLAYS BANK PLC

By:	/s/ Emily Wilson
Name: Emily Wilson
Title: Authorised Signatory

CASTLEOAK SECURITIES, L.P.

By:	/s/ Itai Benosh
Name: Itai Benosh
Title: Managing Director

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Philip MacGowan
Name: Philip MacGowan
Title: Delegated Signatory

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By:	/s/ Pierre Blandin
Name: Pierre Blandin
Title: Managing Director

By:	/s/ Eric Busnel
Name: Eric Busnel
Title: Managing Director

DAIWA CAPITAL MARKETS EUROPE LIMITED

By:	/s/ Tyrone Cardona
Name: Tyrone Cardona
Title: Associate Director

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Neal Ganatra
Name: Neal Ganatra
Title: Managing Director

By:	/s/ Katrin Wehle
Name: Katrin Wehle
Title: Managing Director

GOLDMAN SACHS INTERNATIONAL

By:	/s/ James Briggs
Name: James Briggs
Title: Managing Director

HSBC BANK PLC

By:	/s/ Ana Kraemer
Name: Ana Kraemer
Title: Senior Legal Counsel

MERRILL LYNCH INTERNATIONAL

By:	/s/ Adrien de Naurois
Name: Adrien de Naurois
Title: Authorised Signatory

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Rachel Holdstock
Name: Rachel Holdstock
Title: Executive Director

NOMURA INTERNATIONAL PLC

By:	/s/ Guy Luscombe
Name: Guy Luscombe
Title: Duly Authorised Signatory

THE BANK OF NOVA SCOTIA, LONDON BRANCH

By:	/s/ James Walter
Name: James Walter
Title: Head of Legal, Europe

By:	/s/ Cesare Roselli
Name: Cesare Roselli
Title: Managing Director

THE TORONTO-DOMINION BANK

By:	/s/ Frances Watson
Name: Frances Watson
Title: Director, Transaction Management Group.

(together with the Joint Lead Managers, the “Dealers”)

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Henry Coyle
Name: Henry Coyle
Authorized Officer